Exhibit 99.1

ENERPLUS FILES INFORMATION CIRCULAR RELATING TO CORPORATE CONVERSION

CALGARY, Oct. 28 /CNW/ - Enerplus Resources Fund ("Enerplus") (TSX - ERF.un, NYSE - ERF) has filed an Information Circular relating to the proposed conversion of Enerplus from an income trust to a corporation. A special meeting of Unitholders has been set for December 9, 2010 in Calgary, Alberta and upon approval by the Unitholders and receipt of all required stock exchange and Alberta Court of Queen's Bench approvals, Enerplus expects the conversion will become effective January 1, 2011. The record date for Unitholders to vote at this meeting is October 25, 2010. The Information Circular and proxy statement will be mailed to all Unitholders in early November.

Further information on our conversion plans can be found on our website at www.enerplus.com. Electronic copies of this Information Circular have been filed under our profile on the SEDAR website at www.sedar.com and on the EDGAR website at www.edgar.com as well on www.enerplus.com.

    <<
    Gordon J. Kerr
    President & Chief Executive Officer
    Enerplus Resources Fund
    >>

%CIK: 0001126874

For further information: please contact Investor Relations at 1-800-319-6462 or e-mail investorrelations@enerplus.com.

CO: Enerplus Resources Fund

CNW 14:27e 28-OCT-10